Mail Stop 6010

October 27, 2006

VIA U.S. MAIL AND FACSIMILE (916-646-0207)

Mr. Ariel Shenhar
Chief Financial Officer
Ophthalmic Imaging Systems
221 Lathrop Way, Suite I
Sacramento, California 95815

>   **Re: Ophthalmic Imaging Systems**
>   **Form 10-KSB for the fiscal year ended December 31, 2005**
>   **Filed March 28, 2006**
>   **Forms 10-QSB for the quarterly periods ended March 31, and June 30, 2006**
>   **File No. 001-11140**

Dear Mr. Shenhar:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operation, page 12

Critical Accounting Policies, page 17

1.   It appears from your financial statements that you have accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on your financial condition or operating performance. For example, we note that you provide reserves for warranties and you have recognized a valuation allowance for your deferred tax assets. If true, consistent with Release Nos. 33-8040 and 33-8350, tell us and revise to provide disclosure about those critical accounting estimates or assumptions in MD&A that -

   a) provides greater insight into the quality and variability of information regarding financial condition and operating performance,

   b) presents an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time,

   c) discusses why the accounting estimates or assumptions bear the risk of change,

   d) analyzes, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future, and

   e) analyzes their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

   Otherwise, please explain why you believe the current disclosure complies.

Selected Financial Data, page 18

2.   We note that the information for 2004 and 2003 has been revised from the statements of operations data included in your December 31, 2004 Form 10-KSB. We also note your discussion on page 19 of the "changed presentation" in your installation revenues and costs. As it appears that you are restating to change from an accounting principle that is not generally accepted to one that is generally accepted, tell us why you did not label the columns as "restated" and provide the disclosures required by paragraph 37 of ABP 20.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004, page 19

3.   We note from page 22 that your other interest expense includes amounts "with financing arrangements provided to certain of the Company's customers in connection with sales of [your] products." We note from your response to our prior comment 2 from our May 9, 2005 letter that customer financing may be done via a referral from the company but you do not provide the financing, you retain no credit risk and you do not receive any commission. Please tell us the nature and amount of the interest expense for 2004, 2005 and the six months ended June 30, 2006. Tell us how you account for these amounts. Refer to the accounting literature that you relied upon and explain how you applied that literature to your facts and circumstances.

Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies, page F-10

Revenue Recognition and Warranties, page F-12

4.   We note from page F-11 that your payment terms are generally 50% deposit on order, and 50% less installation fee within 15 days after shipment. Installation fees are due after installation is complete. On page F-12, we note that you derive revenues from the sale of products, including software, and services such as training, installation and extended warranties. Please respond to the following:

·   Revise the filing to provide the disclosures of your revenues from external customers for each product or service (or each group of similar products and services) unless it is impracticable to do so, consistent with paragraph 37 of SFAS 131.

·   Consistent with paragraph 18 of EITF 00-21, since revenue is based on separate contract elements, tell us and revise the filing to disclose how you measure the period's revenue. Identify contract elements permitting separate revenue recognition, and describe how they are distinguished. Explain how contract revenue is allocated among elements. Please disclose, as applicable, material assumptions, estimates and uncertainties related to your revenue recognition such as rights of return, conditions of acceptance, price protection, etc. and describe the accounting treatments for the contingencies. Also describe significant assumptions, material changes, and reasonably likely uncertainties.

·   We note your response to prior comment 2 of our April 12, 2005 letter. However, to help us understand how you record and measure revenues, please tell us in more detail how you applied EITF 00-21, including the separation and measurement criteria. Please also include a discussion of how you determined the amount of revenue related to your installation services. We note that for 2003 and 2004 the costs were in excess of the revenues recognized. Please also see Question 3 of SAB Topic 13.A.3(c).

Also see Section II.F(3) of the Current Accounting and Disclosure Issues in the Division of Corporation Finance, dated December 1, 2005, which is available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Reclassifications, page F-15

5.   We note that you revised the amounts for 2004 to present installation income and expenses on a gross basis within sales and cost of sales instead of on a net basis within selling and marketing expenses. As a result of this "changed presentation" you similarly reclassified the prior quarters in 2005. As it appears that you are restating to change from an accounting principle that is not generally accepted to one that is generally accepted, please address the following:

·   Tell us why you did not provide the disclosures required by APB 20 with respect to corrections of errors.

·	Revise your disclosure in the notes and MD&A to properly characterize the nature of the restatements and explain why you did not provide the disclosures required by APB 20.

·	Similarly address this issue with respect to the changes made to your March 31, and June 30, 2006 financial statements and the changes you will make to your September 30, 2006 financial statements.

Note 3. Related Parties Transactions, page 6

6.	Please tell us where you reflect the cash payment of $200,000 for the MediVision license in your statements of cash flows.

7.	Please tell us and revise to disclose, consistent with paragraph 2 of SFAS 57, the nature of the transaction wherein you "added" to your receivable from related party for $518,710 in exchange for inventory and other non-cash consideration as disclosed on page 4. Tell us how you valued the non-cash consideration.

Note 4. Accrued Liabilities and Product Warranty, page F-16

8.	Based upon a review of your warranty rollforward schedule for 2004 through 2006 we note that your warranty provision (credit) has varied significantly by quarter without an apparent corresponding relationship with your sales. For example, we note that you recorded provisions of $233,840 in the fourth quarter of 2004, $13, 250 in the first quarter of 2005, $54,000 in the second quarter of 2005, $173,650 in the third quarter of that year and $233,750 in the fourth quarter of 2005, followed by a credit or negative provision of $62,250 in the first quarter of 2006. Please respond to the following:

·	Tell us and revise the filing to disclose, consistent with paragraph 14 of FIN 45, your accounting policy and methodology used in determining your liability for product warranties. Be sufficiently detailed in your response to explain the significant fluctuations in the provision each quarter.

·	Tell us and disclose where you classify the warranty costs in your statements of operations.

·   Tell us and present an analysis in MD&A to discuss the underlying reasons for significant changes in your warranty provisions and costs.

·   Tell us and disclose how you account for the costs under your extended warranty programs. Refer to paragraph 4 of FTB 90-1.

Note 9. Income Taxes, page F-26

9.   We note that during the first three quarters of fiscal 2004 you recorded no tax provision or benefit even though you had income before taxes of $239,815, $244,684, and $326,713 in the quarters ended March 31, June 30, and September 30, 2004. In the fourth quarter of 2004 you had net income before taxes of $335,384 and you recorded a tax benefit of $558,000. This benefit was primarily due to a change in your valuation allowance of $993,000 net of deferred taxes of $464,000. Your disclosure on page F-27 does not explain why you changed your estimate with respect to the valuation allowance in the fourth quarter of 2004. In addition, the discussion of your income taxes in MD&A on page 22 does not include a discussion of this change. In the first three quarters of 2005 you recorded a cumulative income tax expense of $26,224 and then in the fourth quarter you decreased your valuation allowance by $404,000. Please respond to the following:

·   Due to the significance of the income tax benefit to your fourth quarter and fiscal year in 2004 and 2005, please tell us and revise to disclose the nature of the change in circumstances that occurred during the fourth quarter of 2004 and 2005 that caused a change in your judgment about the realizability of the related deferred tax asset in future years. Please be sufficiently detailed in your response.

·   Similarly revise your discussion in MD&A to discuss and quantify this change.

10.   Paragraph 17(e) of SFAS 109 indicates that a valuation allowance for deferred tax assets is appropriate only when it is more likely than not that some portion of the asset will not be realized. We note that you have had net income in each quarter at least since the fourth quarter of 2001, yet you continue to reflect a valuation allowance of $2.1 million as of December 31, 2005. Please tell us how you considered paragraphs 20 – 25 of SFAS 109 in determining that this valuation allowance was required as of December 31, 2004 and 2005 and June 30, 2006. Discuss both the positive and negative evidence that you considered in reaching your conclusion and the weight given to this evidence.

11.   We note that during at least 2003, 2004 and 2005 (and the first two quarters of 2006) that you have provided either no provision or benefit for income taxes or a small provision (ranging from $0 - $17,200) during each of the first three quarters of each year. In the fourth quarter of 2003, 2004, and 2005 you recognized a significant tax benefit of $415,500, $558,000, and $79,224, respectively. Please tell us in sufficient detail how you determine the amount of your income tax provision or benefit each quarter and for the fiscal year with reference to the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Financial Statements, page 1

Note 5. Warranty Obligations, page 10

12.   Please tell us why you do not reflect a provision for warranty costs and instead reflect a credit (decrease) in your warranty accrual of $62,250 for the three months ended March 31, 2006. We note that sales for the quarter were $3,620,693. In addition, tell us why your warranty costs incurred reflect an increase of $10,700 to the accrual and not a decrease.

Management's Discussion and Analysis or Plan of Operation, page 11

General and Administrative Expenses, page 14

13.   We note your disclosure on page 14 that one of the reasons for the increase in general and administrative expenses was the "increases in sales return reserve requirements." In prior comment 3 of our April 12, 2005 letter we requested that you tell us and revise future filings to disclose any special rights or privileges granted to customers including rights of return. In your response you stated that you did not provide return rights and that you would clarify this point in future filings. Please revise your December 31, 2005 Form 10-KSB to clarify the nature of the return rights provided to customers and how you account for them.

14.   Please tell us the nature of the "sales return reserve" to which you refer on page 14 and provide us with a rollforward of that reserve on a gross basis for each quarter in 2005 and 2006. Tell us how you account for and measure the reserve and why.

15.   If the revenue from your sales transactions meets the requirements of paragraph 6 of SFAS 48, then address the following:

·   Revise your December 31, 2005 Form 10-KSB and September 30, 2005 and March 31, and June 30, 2006 Forms 10-QSB to reflect the reserve for sales returns as a reduction of sales and cost of sales, consistent with paragraph 7 of SFAS 48 and question 5 of SAB Topic 13.B, and not as a net amount within general and administrative expenses, or tell us why the current accounting and classification is appropriate under U.S. GAAP.

·   Include all applicable disclosures required by SFAS 154 with respect to the restatement or tell us why an amendment is not required. File a Form 8-K to provide all the disclosure required by Item 4.02 of Form 8-K or tell us why you are not required to file this information.

16. In future filings, including your amended December 31, 2005 Form 10-KSB, consistent with FRC 501.04, revise MD&A to quantify each factor contributing to a change where you identify two or more factors as the causes for that change.

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Financial Statements, page 1

Management's Discussion and Analysis or Plan of Operation, page 11

17. We note that your revenues increased 22%. We also note that your service revenues were 16% of your total sales for the three months ended June 30, 2006 versus 13% in the first quarter of 2006. Please tell us and revise future filings to disclose the underlying reasons for the increases, including not only a discussion of changes in volume and price changes, but also an analysis of the reasons and factors contributing to the increase or decrease. In addition, discuss the significant components of the service revenues for each quarter in 2005 and 2006.

18. Please see the comment above with respect to your warranty accrual. In addition, we note that you have provided no provision or benefit for income taxes on your net income before taxes of $535,294 and $1,020,170 for the three and six months ended June 30, 2006. Please tell us and in future filings please present an analysis to explain the underlying reasons for the significant changes in (a) your warranty provisions and costs and (b) your provision for income taxes. Please refer to Release 33-8350 which provides guidance on providing a thorough analysis.

19. We note from the disclosure on page 15 that the "increase in inventory is primarily in finished goods as several orders had been substantially completed, but did not meet all of the applicable revenue recognition criteria for sales recognition." To help us better understand your revenue recognition policies, please tell us the underlying reasons for not being able to record revenue for these transactions and quantify the amount not recorded to the extent practicable.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant